UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	March 26, 2025	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Fighting Against Forced Labour and Child Labour in Supply Chains Act - 2024 Annual Report

2024 Annual Report FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS

BUILDING ON A STRONG FOUNDATION

At CN, building on our existing human rights and supply chain due diligence practices, we are taking action to identify and mitigate risks associated with forced labour and child labour.

About this Report

This report constitutes the second report prepared by the CN Group (defined below) pursuant to Canada's *Fighting Against Forced Labour and Child Labour in Supply Chains Act* (the "**Act**").

The report is a joint report ("**Report**") made by Canadian National Railway Company ("CN") and Autoport Limited ("**Autoport**") for the financial year ended December 31, 2024 (the "**Reporting Period**").

It sets out the steps taken to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods imported into Canada by CN and its subsidiaries (including Autoport) other than TransX Ltd. (the "**CN Group**"). The Report is published annually to chronicle our ongoing journey to protect human rights and reduce the risk that forced labour or child labour is being used within CN Group's operations and supply chains.

READ MORE

The *Delivering Responsibly* section of our website provides online access to our complete sustainability reporting suite, including information about our Human Rights Policy, Code of Business Conduct and Supplier Code of Conduct and Anti-Corruption Policy.

www.cn.ca/delivering-responsibly

PICTURED:
Kamloops, BC
Cover: Redpass, BC, photo by CN Employee **Tim Stevens**

TABLE OF CONTENTS

STEPS TO PREVENT AND REDUCE RISK 02
Our Actions to Prevent and Reduce the Risk of Forced Labour and Child Labour 02

OUR BUSINESS 03
CN Group's Structure, Activities and Supply Chains 03

POLICIES AND PROTECTIONS 04
Governance Manual 04
Human Rights Policy 04
Code of Conduct 05
Supplier Code 05
Procurement Policy 06
Whistleblower Protections 06

DUE DILIGENCE PROCESSES 07
Proactive Assessments to Investigate, Evaluate and Mitigate Potential Human Rights Issues 07

ASSESSING AND MANAGING RISK 08
Operations Analysis 08
Supply Chain Analysis 08
Third-party Risk Assessment 09
Remediation Measures 09
Training 09
Assessing Effectiveness 09

APPROVAL, ATTESTATION AND GLOSSARY 10
Board of Directors Statement 10
Glossary of Terms 10

CONTACT 11

FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS
2024 ANNUAL REPORT
01

In general terms, the CN Group took the following steps during the Reporting Period to prevent and reduce the risk of forced labour or child labour in its business and supply chains. A steering committee comprised of management representatives from Legal, Procurement and Supply Management, and Human Resources reviewed the impact of the Act on the CN Group. The steering committee completed a review and gap analysis of the CN Group’s mandates, policies, procedures and contractual clauses as they relate to identifying, addressing and promoting human rights within our business and supply chains. Updated our Corporate Governance Manual to expand the mandate of the Governance and Sustainability Committee of the Board of Directors of CN to review and monitor human rights matters such as the risks of forced labour and child labour within CN’s supply chains. Updated our Human Rights Policy to make it clear that the Policy applies to all our employees in Canada and in the U.S. and that we expect every third party we do business with, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards, including respecting human rights. Updated our Code of Business Conduct and Procurement Policy to incorporate our commitment to the protection of human rights within our operations and supply chains. Completed the mapping of our tier 1 Suppliers and continued monitoring significant Suppliers on environmental, social and governance (ESG) criteria, including human rights risks, through a third-party cloud-based platform. Conducted high-level due diligence assessments across the CN Group’s value chain to proactively identify, address and mitigate potential human rights issues. Engaged with a third-party provider to assess the specific risks of forced labour and child labour in our top 100 tier 1 Suppliers. Developed an in-house questionnaire to survey the tier 1 Suppliers identified by the third-party provider as having moderate risk. This questionnaire is designed to obtain information directly from the vendors to develop a better understanding of the potential areas of risk identified by the third-party assessment tool. A more precise re-assessment is then made possible based on the additional information gathered. Provided training relating to human rights, including the issues of forced labour and child labour, to approximately 4,400 management employees. Details of the above actions are set out in this Report. STEPS TO PREVENT AND REDUCE RISK Our recent actions to prevent and reduce the risk of forced labour and child labour in our operations and supply chains PICTURED: CN Conductor Quinton Seal locks a switch handle to prevent it being turned in error and reduce possible vandalism. This is an example of how risk reduction is embedded in all areas of our business. STEPS TO PREVENT AND REDUCE RISK 02 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2024 ANNUAL REPORT

OUR
BUSINESS



OUR BUSINESS

CN Group's structure, activities and supply chains

Structure

CN was incorporated in 1919 by a special act of the Parliament of Canada and ceased to be a Crown corporation in 1995, becoming a publicly held corporation under the *Canada Business Corporations Act* with its common shares listed on the New York Stock Exchange and the Toronto Stock Exchange. CN is headquartered in Montreal, QC.

CN has several subsidiaries; the principal ones being incorporated in the United States ("**U.S.**"). In addition, CN has two Canadian wholly owned subsidiaries that are themselves reporting entities for purposes of the Act: Autoport and TransX Ltd. Autoport, based out of Halifax, operates car transload facilities across Canada and TransX Ltd. is a trucking company. For information regarding TransX Ltd., refer to its separately filed report, which will be filed on or before May 31, 2025.

To learn more, download CN's Investor Fact Book

Activities

The CN Group is engaged in the rail and related transportation business. Our network spans Canada and the U.S., connecting Canada's Eastern and Western coasts with the U.S. South. Our extensive network and efficient connections to all Class I railroads provide CN customers access throughout North America. Essential to the economy, to the customers, and to the communities it serves, the CN Group safely transports more than 300 million tons of cargo annually, serving exporters, importers, retailers, farmers and manufacturers. We are committed to programs supporting social responsibility and environmental stewardship. The CN Group has an important role to play in enabling modern supply chains to contribute to economic prosperity and sustainable trade. Our comprehensive suite of services includes rail, intermodal, trucks, ships, bulk handling, transloading, and customs brokerage.

Supply Chains

The CN Group strives to work with suppliers, agents, consultants, and other third parties and business partners, as well as their respective employees, directors, and officers, (collectively "**Suppliers**") who share our commitment to social, ethical, and environmental responsibility.

Our main Suppliers provide a wide range of goods and services, which include:

- locomotives, rolling stock, spare parts and maintenance;
- track and signalling materials and maintenance;
- infrastructure construction and maintenance;
- trucks, spare parts and maintenance;
- information and technology products and services;
- operational services (i.e., accommodation, transportation, training); and
- fuel.

BALANCED AND DIVERSE PORTFOLIO

2024 REVENUES BY COMMODITY GROUP
(% of total revenues)



- **22%** Intermodal
- **20%** Petroleum and chemicals
- **20%** Grain and fertilizers
- **12%** Metals and minerals
- **11%** Forest products
- **6%** Coal
- **5%** Automotive
- **4%** Other revenues

BROAD GEOGRAPHIC EXPOSURE

2024 REVENUES BY GEOGRAPHIC FLOW
(% of freight revenues)



- **35%** Overseas
- **32%** Transborder
- **17%** Canadian domestic
- **16%** U.S. domestic

2024 KEY STATISTICS

18,800
ROUTE MILES TRANSPORTING 300 MILLION TONS OF CARGO

24,671
TOTAL EMPLOYEES, OF WHICH 18,590 ARE UNIONIZED[1]

7,500+
ACTIVE SUPPLIERS

~99%
OF SPENDING IS WITH SUPPLIERS IN CANADA AND THE U.S.

(1) As at December 31, 2024

FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS
2024 ANNUAL REPORT
03

The CN Group’s commitment to prevent forced labour and child labour in its business and supply chains is underpinned by appropriate policies. We believe that ethical conduct goes beyond compliance and resides in a comprehensive governance culture. In addition to regular reviews of our Code of Business Conduct (“Code of Conduct”) and onboarding integrity training, we publish and enforce our Corporate Governance Manual (“Governance Manual”), Supplier Code of Conduct (“Supplier Code”) and Human Rights Policy. We also maintain several methods for employees and third parties to anonymously report any concerns. Governance Manual As stated in our Governance Manual, the responsibilities of the President and Chief Executive Officer include fostering a corporate culture that promotes human rights and ethical practices, encourages individual integrity, and fulfills social responsibility. During the Reporting Period, we updated our Governance Manual to expand the mandate of the Governance and Sustainability Committee of the Board of Directors of CN. The Committee, generally responsible for overseeing CN’s overall sustainability framework, is now also responsible for reviewing and monitoring human rights matters that have the potential to affect CN and its supply chain (including forced labour and child labour), including receiving reports from management, consultants, and others in respect of CN’s supply chain structure, ethical sourcing practices and policies, forced labour and child labour due diligence processes, any remedial measures and related risks. Human Rights Policy The CN Group recognizes the fundamental importance of human dignity and equality. We believe economic growth and social progress go hand-in-hand and, as such, we strive to provide a workplace that reflects these values. We are committed to protecting human rights through our operations and business relationships. This commitment is anchored by our Human Rights Policy, which draws on international standards and best practices, including the International Bill of Human Rights and the Declaration on Fundamental Principles and Rights at Work by the International Labour Organization (“ILO”). We also support the United Nations’ Guiding Principles on Business and Human Rights (“UNGP”). In addition to the principles outlined below, our Human Rights Policy, which applies to all CN employees and Suppliers, specifically prohibits the use of all forms of forced labour, including prison labour, indentured labour, bonded labour, military labour, modern forms of slavery, and any form of human trafficking. Employment of individuals below the minimum age permitted by local law is also strictly prohibited. Safety Culture Embracing an uncompromising safety culture and implementation of a safety management system designed to minimize risk and drive continuous improvement. Inclusion We recognize the importance of creating a safe work environment that welcomes the contributions and uniqueness of every employee, to drive business success. Non-Discrimination Committing to providing a non-discriminatory, harassment-free work environment that extends to our dealings with Suppliers and contractors. Competitive Work Providing competitive work conditions, in conformity with the applicable requirements under local law, including individual or collective employment agreements. Right to Associate Respecting the fundamental right of employees to associate with workers’ associations and unions without fear of retaliation to ensure our employees’ voices are heard at all levels of the Company. Communication Striving to support local communities, including Indigenous and other disadvantaged groups and areas, by maintaining open communications and being responsive to feedback. POLICIES AND PROTECTIONS We have comprehensive policies to protect human rights and prevent forced labour and child labour HUMAN RIGHTS PRINCIPLES Our Human Rights Policy sets out the broad principles through which CN commits to support the recognition of human rights. To learn more, download CN’s Governance Manual POLICIES AND PROTECTIONS 04 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2024 ANNUAL REPORT

The Human Rights Policy was amended during the Reporting Period to make it clear that the Policy applies to all our employees in Canada and the U.S. and that we expect every third party we do business with, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards, including respecting human rights. CN monitors compliance with its Human Rights Policy in accordance with the applicable internal assessment mechanisms, which are periodically reviewed by CN. External audits by independent third parties may be commissioned where required. CN publicly reports on its performance under its Human Rights Policy in its sustainability reporting. Code of Conduct Our Code of Conduct establishes the values and expectations that underpin the ethical approach to business of the CN Group. The Code of Conduct applies to and details the standard of behaviour expected of all employees, directors, and officers of the CN Group. During the Reporting Period, the Code of Conduct was updated to address our commitment to the protection of human rights within our operations and supply chains. The Code of Conduct outlines the CN Group’s objective of ensuring everyone working on our behalf adheres to the highest ethical standards. It also outlines the key responsibilities of our leaders to foster a culture that reflects the Code of Conduct’s goals and standards. Leaders are also mandated to maintain a workplace where employees feel comfortable voicing their concerns. Each director, executive officer and management employee must certify annually their compliance with the Code of Conduct. The Code of Conduct addresses matters such as conflicts of interest, protection and To learn more, download CN’s Code of Conduct proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, human rights, compliance with laws, and reporting of any illegal or unethical behaviour. Our employees have a duty to report in good faith any real or potential violation of the Code of Conduct. Management periodically reports to the Governance and Sustainability Committee of the Board of Directors of CN, which overseas human rights and ethical sourcing matters, on the implementation of the Code of Conduct and, as applicable, on any significant violation thereof. Yearly, the CN Ombudsperson presents a report that summarizes issues reported under the Code of Conduct to the Committee. The Code of Conduct is regularly reviewed to ensure it continues to adhere to our core values of integrity and respect and that it remains consistent with industry standards and trends. Supplier Code Our Supplier Code extends the principles of our Code of Conduct and Human Rights Policy to our Suppliers. It affirms our commitment to working with Suppliers who share our commitment to being socially, ethically and environmentally responsible. The Supplier Code details our expectations of Suppliers regarding compliance with laws and ethical standards, human rights, health and safety, environment and climate change, Indigenous peoples and local communities, confidentiality and data protection, trade regulation, anti-bribery and anti-corruption, conflicts of interest, and competition. We require our Suppliers to adhere to the Supplier Code when doing business with or on behalf of the CN Group. The CN Group continues to assess the robustness of the Supplier Code with respect to the risk that forced labour and/or child labour is being used within our extended supply chains. To learn more, download CN’s Human Rights Policy and Sustainability Report PROHIBITING THE USE OF FORCED LABOUR AND CHILD LABOUR The Supplier Code explicitly prohibits the use of forced labour and child labour as follows: “Use of forced, bonded, compulsory labour or any form of modern slavery by the Supplier is strictly prohibited. This includes work or services not voluntarily performed that is exacted or coerced from a person under threat, force, or penalty, or threatened abuse of law or legal process. Suppliers are prohibited from engaging in or benefitting from any form of human trafficking. Workers must not be required, as a condition of employment, to make a deposit of, or surrender any government-issued identification, passports, work permits or any other documents necessary for free movement and termination of employment.” “Suppliers must not employ individuals below the minimum age permitted by local law and the core ILO standards, including ILO Convention 138. CN is committed to the elimination of the “worst forms of child labour” and Suppliers are strictly prohibited from using child labour in accordance with ILO Convention 182.” “Suppliers must allow their workers the right to leave work and freely terminate their employment within legal notice period requirements.” POLICIES AND PROTECTIONS 05 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2024 ANNUAL REPORT

We expect Suppliers to implement our requirements in a manner that is appropriate and proportional to the nature and scale of their activities, the goods that they supply, and the services that they perform. The standards set forth in the Supplier Code operate as a benchmark for acceptable conduct. Suppliers are expected to adhere to the Supplier Code and/or applicable local laws, whichever standard is higher. The CN Group expects Suppliers to maintain documentation to demonstrate their compliance with the Supplier Code in accordance with applicable law and the terms of their supplier contract. Suppliers are expected to demonstrate compliance with the Supplier Code upon our request. We reserve and exercise the right to verify compliance with the Supplier Code, including through site visits and inspections by our personnel or designated agents. If a Supplier fails to comply with any aspect of the Supplier Code, we expect immediate notice of the violation to be provided. Further, the Supplier is expected to implement corrective actions immediately to address any contraventions of the Supplier Code to the satisfaction of CN. In the event of non-compliance with the Supplier Code, we may consider such an event to be a breach of contract which we may take into consideration when contracting with the Supplier in the future. Procurement Policy Our internal Procurement Policy defines the key principles, roles and responsibilities that apply to purchasing activities within the CN Group. We aim to conduct procurement activities in a manner that meets operational needs while maximizing opportunities to reduce environmental impact, enhance safety, drive positive social change, mitigate adverse human rights impacts, promote transparency, and otherwise engage Suppliers on our sustainability journey. Our cross-functional Sustainable Procurement Program focuses on integrating sustainability into our procurement process, which encompasses supplier selection, risk assessment, continuous improvement, and capacity building. ESG factors are incorporated in our Supplier selection criteria, including consideration for environmental stewardship, health and safety, ethical practices, and sustainable procurement. We aim to support traditionally under-represented groups with a focus on Indigenous engagement. Dedicated sustainability personnel provide guidance on sustainable procurement processes aligned with the CN Group’s Delivering Responsibly strategy and Human Rights Policy, and advise on ESG opportunities and risks within the CN Group’s supply chain. Integrating Sustainability into Our Procurement Process The objectives of the Procurement Policy include promoting competition and fairness in the procurement process and considering ESG criteria in managing supply chain risks and opportunities, including relationships with Suppliers. During the Reporting Period, our Procurement Policy was specifically amended to refer to our Human Rights Policy and to include provisions related to the mitigation of adverse human rights impacts within our supply chains. Whistleblower Protections We have established robust whistleblower procedures, and our Human Rights Policy, Code of Conduct and Supplier Code all contain provisions encouraging anyone who becomes aware of a violation of a policy to speak up. The policies offer several methods for reporting violations, including our Law Department, Human Resources Centre, CN Police Service, CN Ombudsperson, and a confidential CN telephone hotline. To protect individuals who report violations, each policy prohibits retaliation against any person for reporting, in good faith, contraventions of the policy, or for filing a complaint or testifying, assisting or participating in any manner in any investigation or hearing conducted by a government enforcement agency. The CN Group continues to assess the robustness of our whistleblower protections with respect to reducing the risk that forced labour and/or child labour is being used within our operations and supply chains. In the future, we may develop a stand-alone whistleblowing policy that would include breaches of human rights in our operations or supply chains as a reportable matter under the policy. To learn more, download CN’s Supplier Code Confidential CN telephone hotline 1-800-925-5974 Learn more at: www.cn.ca/en/delivering-responsibly/supplier-sustainability We partnered with our Suppliers such as Progress Rail and Chevron Renewable Energy Group to test renewable fuels for use in our locomotives. POLICIES AND PROTECTIONS 06 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2024 ANNUAL REPORT

The CN Group is committed to combatting forced labour and child labour. We conduct high-level due diligence assessments across the CN Group’s value chain to proactively identify, address and mitigate potential human rights issues. During the Reporting Period, the CN Group undertook the following due diligence processes related to assessing risks in our supply chains: A custom questionnaire developed in-house by CN is used to screen selected Suppliers for ESG issues, including human rights. The Supplier responses are scored by dedicated sustainability personnel. While the questionnaire is not currently used by Autoport, we are progressing toward using the questionnaire across the entire CN Group over the course of the next reporting period. Third-party cloud-based platforms are used by CN to enable us to identify, manage, and monitor the ESG performance of our Suppliers and assess the specific risks of forced labour and child labour in our supply chains. At Autoport, only suppliers that are also significant Suppliers of CN are currently monitored through these platforms. We have added a specific provision in our standard supplier contracts, which states our expectation that Suppliers must comply with the Act, where applicable, and all applicable laws addressing slavery, human trafficking and other forms of forced labour. Suppliers must also warrant that they nor their sub-contractors employ, use or otherwise benefit from involuntary or forced labour or labour that results from human trafficking. Pursuant to the Supplier Code, Suppliers are expected to demonstrate compliance with the Supplier Code upon our request. We reserve and exercise the right to verify compliance with the Supplier Code, including through site visits and inspections by our personnel or designated agents. In addition, if a Supplier fails to comply with any aspect of the Supplier Code, it must provide immediate notice of the violation to CN. Supplier audits and periodic ESG discussions that address human rights as well as forced labour and child labour are conducted with CN’s critical Suppliers. DUE DILIGENCE PROCESSES Proactive assessments to investigate, evaluate and mitigate potential human rights issues PICTURED: We are taking advantage of the rapid evolution in technology, analytics, and automation to proactively identify and address potential human rights issues in our supply chain. DUE DILIGENCE PROCESSES 07 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2024 ANNUAL REPORT

OUR APPROACH TO MANAGING OPPORTUNITIES AND RISKS IN OUR SUPPLY CHAIN ASSESSING AND MANAGING RISK Evaluating and addressing the risk of forced labour and child labour in our business and supply chains During the Reporting Period, we completed a review and gap analysis of the current CN Group mandates, policies, procedures, and contractual clauses as they relate to identifying, addressing, and promoting human rights within our business and supply chains. As a result of the gap analysis, we have identified and implemented certain actions to help us better assess and mitigate the risk that forced labour or child labour is used in our business or supply chains. Operations Analysis Given that our workforce is largely comprised of specialized unionized railroaders and office workers, we consider there is a low risk of forced labour or child labour in our direct operations. In addition, the entirety of the CN Group’s workforce is employed or contracted in Canada or the U.S., and the vast majority is employed or contracted directly by the CN Group, not through subcontractors. Supply Chain Analysis As the CN Group procures many goods and services from a broad range of industries, both domestically and internationally, we acknowledge a risk that forced labour and/or child labour may be used in our extended supply chain. We understand the importance of risk mitigation and relationship management throughout the procurement process, including compliance with the Act. To accomplish this, we adopt a multi-pronged approach to managing opportunities and risks in our supply chain, starting with how we select our Suppliers. We seek to gain visibility into our supply chain through the procedures established under our Procurement Policy and Sustainable Procurement Program, as well as screening our Suppliers on ESG and Indigenous engagement criteria. Significant Suppliers are asked to assess their ESG performance through a third-party platform. To assess the ongoing sustainability performance of our Suppliers, since 2021, we have partnered with a third party that utilizes a cloud-based platform to help us identify, manage, and monitor the ESG performance of our Suppliers. The ESG platform is used to review and onboard critical and high-spend Suppliers. Currently, Critical Suppliers representing approximately 40% of CN’s addressable spend are monitored by the third-party platform. With respect to Autoport, only suppliers that are also significant Suppliers of CN are on the platform. CN utilizes ESG platform scorecards, which consider country- and industry-specific ESG risks, to monitor our Suppliers’ sustainability performance and discuss any improvement areas or corrective actions highlighted based on the results of our risk framework. In conjunction with the ESG platform, onsite audits and safety performance assessments are leveraged to assess ESG issues. In 2024, these assessments covered 98% of CN’s critical Suppliers. ~40% OF CN’S ADDRESSABLE SUPPLIER SPEND WAS MONITORED ON ESG ISSUES 98% OF CN’S CRITICAL SUPPLIERS WERE ASSESSED ON ESG ISSUES 2024 Critical Supplier Screening Supplier Selection Supplier Performance Assessment Internal Capacity Building Supplier Audits ASSESSING AND MANAGING RISK 08 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2024 ANNUAL REPORT

MEASURING SUPPLY CHAIN RISK FOR FORCED LABOUR AND CHILD LABOUR Third-party Risk Assessment During the Reporting Period, CN continued to use the services of a third party specializing in risk assessment that utilizes a platform to help us assess the specific risks of forced labour and child labour in our supply chains. This platform provides a risk score for Suppliers using weighted inputs of individual risk components based on country of operations, industry, products and adverse media reports. CN utilized this third-party platform in 2024 to conduct a risk assessment of its top 100 tier 1 Suppliers, representing approximately 70% of CN’s addressable spend. The results of the assessment classified approximately 72% of Suppliers as low risk and 28% of Suppliers as moderate risk. No Suppliers were identified as high risk. The top five Suppliers identified by the study as being moderate risk provide the CN Group with fleet, locomotive technology, intermodal, signals and telecommunications. CN also utilized the platform in 2024 to conduct a risk assessment of the top 22 tier 1 Suppliers of Autoport, representing approximately 70% of its total spend. Training The CN Group deploys an online training course on its Code of Conduct as part of every new employee’s onboarding program. Management employees are required to undergo training on the Code of Conduct every two years, with certification of compliance required annually from each director, executive officer and management employee. During the Reporting Period, we provided training on the issues of forced labour and child labour to approximately 4,400 management employees through enhanced training on the Code of Conduct and Human Rights Policy. Assessing Effectiveness The CN Group is committed to addressing the risks of forced labour and child labour in our business and supply chains. As described in this Report, the CN Group has introduced and implemented a number of measures to prevent and reduce these risks. However, to date, no actions have been taken to assess the effectiveness of these measures. The results of the assessment classified approximately 77% as low risk and 23% of Suppliers as moderate risk. No Suppliers were identified as high risk. During the Reporting Period, CN developed an in-house questionnaire to survey the tier 1 Suppliers identified by the third-party provider as having moderate risk. While we have not yet completed an assessment of the survey results, we expect to complete our analysis over the course of the next reporting period. Where applicable, we will develop an action plan to mitigate any identified risks. Remediation Measures CN is committed to providing appropriate remediation measures, in a manner consistent with the UNGPs, where CN has caused or contributed to adverse human rights impacts. However, as the CN Group has not identified any instances of suspected or actual forced labour or child labour in its business or supply chain, it has not had to take any measures to remediate any forced labour or child labour nor has it been necessary to remediate any loss of income to vulnerable families resulting from measures taken to eliminate the use of forced labour or child labour in our activities or supply chains. CN TIER 1 SUPPLIERS (Level of Forced Labour and Child Labour Risk) W 72% Low Risk W 28% Moderate Risk Based on a risk assessment of CN’s top 100 tier 1 Suppliers, representing approximately 70% of the addressable spend. AUTOPORT TIER 1 SUPPLIERS (Level of Forced Labour and Child Labour Risk) W 77% Low Risk W 23% Moderate Risk Based on a risk assessment of Autoport’s top 22 tier 1 Suppliers, representing approximately 70% of the total spend. ~4,400 MANAGEMENT EMPLOYEES RECEIVED ENHANCED TRAINING ON HUMAN RIGHTS, INCLUDING THE ISSUES OF FORCED LABOUR AND CHILD LABOUR IN 2024 2024 Human Rights Training ASSESSING AND MANAGING RISK 09 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2024 ANNUAL REPORT

APPROVAL, ATTESTATION
AND GLOSSARY

APPROVAL AND ATTESTATION

Board of Directors' Statement

This Report was approved pursuant to subparagraph 11(4)(b)(i) of the Act by the boards of directors of CN and Autoport.

I make the above attestation in my capacity as a director of the board of directors of Canadian National Railway Company (the **"CN Board"**) for and on behalf of the CN Board.

I have the authority to bind CN.

TRACY ROBINSON
Director and President and CEO of CN
March 10, 2025

I make the above attestation in my capacity as a director of the board of directors of Autoport Limited (the **"Autoport Board"**) for and on behalf of the Autoport Board.

I have the authority to bind Autoport.

OLIVIER CHOUC
Director and President and Secretary of Autoport
March 10, 2025


2324
2324

Glossary of Terms

Addressable Spend
Includes goods and services purchased by CN's Procurement and Supply Management (see list under Supply Chains on p. 03); excludes spending on utilities, interest, taxes, salaries and wages, etc.

Critical Supplier
A Supplier with annual spend greater than $25M and/or essential to CN operations.

Extended Supply Chain
Suppliers or subcontractors of CN's Tier 1 Suppliers.

Tier 1 Supplier
Supplier from whom CN purchases directly.

PICTURED:
Lac Baker, NB
Photo by CN Employee **Nicolas Houde**

FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS
2024 ANNUAL REPORT
10

We are committed to move forward on our journey to protect human rights and reduce the risk that forced labour or child labour are used in CN Group’s business and supply chain. Employees, suppliers, and people in the community can make requests, report concerns, or disclose misconduct or potential wrongdoing through a variety of channels. These include our Law Department, Human Resources Centre, CN Police Service, and CN Ombudsperson, who plays an integral role in ensuring equitable resolution of concerns. We also have a confidential CN telephone hotline: 1-800-925-5974. We welcome comments, questions, and feedback on this Report. Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Email: Corporate.Secretary@cn.ca Telephone: 1-888-888-5909 Stay connected with CN: facebook.com/CNrail instagram.com/cnrailway x.com/CNRailway linkedin.com/company/cn www.cn.ca